August 10, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Elite Performance Holding Corp.
Amendment No. 1 to Registration Statement on Form S-1 Filed June 27, 2022 File No. 333-262483

We are in receipt of the Commission’s Comment Letter dated July 25, 2022, and hereby submit responses thereto for review:

Cover Page

Comment 1. Please revise the cover page and the summary to disclose that your chief executive officer has sufficient voting power through his ownership of Series A Preferred Stock with super voting rights to control the vote on substantially all corporate matters. In this regard, we note the risk factor on page 13.

Response 1. The Registration Statement has been revised accordingly by providing the summary requested.

Comment 2. Please indicate whether or not you will apply for listing on any national securities exchange or the Nasdaq Stock Market. Also, if you do not intend to register a class of your securities under Exchange Act Section 12, please disclose the risks related to the automatic suspension of your reporting obligations pursuant to Section 15(d) and the inapplicability of Sections 13, 14 and 16 of the Exchange Act.

Response 2. The Registration Statement has been revised accordingly.

Summary, page 2

Comment 3. We note that Elite Performance Holding Corp. was subject to an order on November 16,2021 revoking registration of its securities pursuant to Section 12(j) of the Securities Exchange Act of 1934 for failure to file periodic reports. Please revise the disclosure to discuss the revocation of the registration of the securities under Section 12, including the release number, the date of revocation and the reason the registration of securities was revoked. Add any appropriate risk factors.

Response 3. The Registration Statement has been revised accordingly to include the requested language regarding the Company’s revocation.

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Comment 4. Please explain whether you are seeking to re-register under Section 12 to become a reporting company again and why you are seeking to do so in light of the prior revocation of your registration.

Response 4. At this time, the Company seeks to become a voluntary filer under the Securities Act of 1933 and has no plans at present to re-register its securities under Section 12.

Comment 5. Please revise the summary to disclose the measures you have taken to address the failure to highlight the failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. In this regard, we note the disclosure on page 29 that you currently do not have any additional employees beside management, the disclosure on page 30 about Mr. Firestone has served as your chief financial officer since May 2019 and your disclosure on page 31 that you do not have a separately designated standing audit committee.

Response 5. The Company added a paragraph to address specific changes, enhancements and disclosures concerning our internal controls.

Comment 6. Please ensure that you have updated the disclosure in this section and throughout your document to the extent appropriate. For example, we note the following:

•

the disclosure in the bullet points on page 4 about growth "by 2021" is identical to the disclosure in the bullet points about growth "by 2021" in your amended registration statement filed on April 10, 2019;

•	the map of the "Roll Out Strategy" on page 5 appears to be identical to the map of the "Roll Out Strategy" in your amended registration statement filed on April 10, 2019;

•	the disclosure on page 14 about management's evaluation "as of December 31, 2020" concerning internal controls over financial reporting;

•

the information in the table in the Use of Proceeds section on page 16 is identical to the information in the table in the Use of Proceeds section in your amended registration statement filed on April 10, 2019; and

•	the disclosure on page 34 about amounts owed to related parties is only through December 31, 2020.

Response 6. The Registration Statement has been revised accordingly to address each of the five bullet points in Comment 6.

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Comment 7. Please revise to clarify the "science" you say supports the benefits of your products. Also tell us what consideration you have given to seeking FDA approval to market and sell your products.

Response 7. The Registration Statement has been revised accordingly. The Company’s products do not require FDA approval to market and sell because they do not approve or disapprove of over the counter dietary supplements

Comment 8. Please revise to clarify whether you or a third-party manufactures your product. If you rely on a third-party, revise to explain the nature of your arrangement with them.

Response 8. The Registration Statement has been revised accordingly to modify the language requested.

The Offering, page 7

Comment 9. We note your disclosure that common stock outstanding before the offering is 107,361,300 shares. Although this amount agrees to the outstanding shares as of March 31, 2022 within your interim financial statements, you disclose on page F-28 that an additional 3,640,000 shares of common stock have been issued subsequent to March 31, 2022. Accordingly, it appears that the number of common shares outstanding before the offering should be revised to reflect all issuances made subsequent to March 31, 2022. We also note that the Description of Capital Stock disclosure on page 37 indicates that 87,738,300 shares are issued and outstanding “as of the date hereof” and should be revised to reflect all issuances through the date of this filing.

Response 9. The Registration Statement has been revised accordingly to correct the numbers noted in this Comment.

Emerging Growth Company Status, page 8

Comment 10. Although you disclose on page 8 that you have elected to use the extended transition period for complying with new or revised accounting standards under The JOBS Act, you checked the box on the cover of the filing indicating that you elected not to use the extended transition period. Please advise and revise the disclosures for consistency.

Response 10. The Registration Statement has been revised accordingly to state that the Company has elected not to use the extended transition period.

Comment 11. Please update the disclosure in this section. We note the reference to $1 billion in revenue. Please also provide us your analysis of how you determined you are an emerging growth company, in light of your prior offering of securities.

Response 11. The Registration Statement has been revised accordingly to state that the Company is not an emerging growth company.

Risk Factors, page 10

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Comment 12. Please include a risk factor to highlight the risk in terms of the potential effect on your business and your stock price in the event you are delinquent in your filing requirement. The risk factor should reflect risks to investors of your being delinquent in your filings, in addition to the potential effect on your business and your stock price. Further, explain how a potential delinquency could impact your business and your stock price, to help investors better evaluate this risk.

Response 12. The Registration Statement has been revised accordingly to add the risk factor requested.

We currently have a limited accounting staff, page 14

Comment 13. Please reconcile the disclosure on page 14 that you "are subject to the public reporting requirements of the Securities Exchange Act of 1934" with the disclosure in the last paragraph on page 39 and disclosure on page 14 that you "voluntarily file" reports under the Exchange Act.

Response 13. The Registration Statement has been revised accordingly to state that the Company is not subject to the reporting requirements of the Securities Exchange Act of 1934.

Cautionary Note on Forward-Looking Statements, page 15

Comment 14. Please delete the fifth sentence in this section.

Response 14. The Registration Statement has been revised accordingly to delete the sentence as requested.

Use of Proceeds, page 16

Comment 15. If proceeds are to be used to repay amounts owed to related parties, such as the amounts mentioned in Note 3 on page F-25, please state so directly. Please also clarify whether any of the proceeds can be used for salaries or other payments to your officers and directors. For example, we note the disclosure on page 33 that your CEO "continues to defer salary until such time as the Company has improved its financial position."

Response 15. The Registration Statement has been revised accordingly to state that no proceeds are not to be used to repay amounts owed to related parties, or to pay salaries or other payments to the Company’s officers and directors.

Market for Common Stock, Dividend Policy

and Related Stockholder Matters, page 19

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Comment 16. Please revise the disclosure to describe the current status of the securities. In this regard, we note that registration of the securities was revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

Response 16. The Registration Statement has been revised accordingly to disclose the current status of the Company’s securities as revoked.

Directors and Executive Officers, page 30

Comment 17. Please tell us why you have not provided the disclosure required by Item 401 of Regulation S-K concerning David Sandler. In this regard, we note the disclosure on page 5 that David Sandler is the COO of the company.

Response 17. The Registration Statement has been revised accordingly to provide the requested information for David Sandler.

Section 16(a) Beneficial Ownership Reporting Compliance, page 32

Comment 18. Please tell us why you have included this section in your document.

Response 18. The Registration Statement has been revised accordingly to delete this section.

Principal and Selling Stockholders, page 35

Comment 19. We note that your common stock and Series A Preferred Stock have different voting rights. Please add a column to the table showing total voting control by each person listed in the table in this section. Also, delete the phrase "selling stockholders" mentioned in this section and elsewhere in your document.

Response 19. The Registration Statement has been revised accordingly to add the column requested.

Comment 20. Please reconcile the disclosure in this section and in the risk factor on page 13 that Mr. Firestone owns five million shares of the company's Series A Preferred Stock with the disclosure on pages 19 and 37 that Mr. Firestone is the owner of ten million shares of Series A Preferred Stock.

Response 20. The Registration Statement has been revised accordingly to clarify Mr. Firestone’s ownership of 5,000,000 shares of Series A Preferred Stock.

Comment 21. Please update the date referenced in the first sentence.

Response 21. The Registration Statement has been revised accordingly to change the date as requested.

Experts, page 39

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Comment 22. Please update your disclosures in this section to reference the audited financial statements for the year ended December 31, 2021 and 2020.

Response 22. The Registration Statement has been revised accordingly to reference the audited financials for the years ended December 31, 2021 and 2020

Recent Sales of Unregistered Securities, page 41

Comment 23. Please expand the information in this section to more completely address the requirements of Item 701 of Regulation S-K, including a brief statement of the facts relied upon to make the exemption from registration available and the nature and aggregate amount of consideration received by the registrant. Also, revise this section to provide the information required by Item 701 of Regulation S-K with respect to your issuance of securities mentioned in Note 9 on page F-28.

Response 23. The Registration Statement has been revised accordingly to provide the requested information.

Exhibits

Comment 24. Please file as an exhibit the subscription agreement to be used in connection with this offering. In this regard, it is unclear whether the agreement filed as exhibit 10.14 is to be used in connection with this offering. For example, we note the references throughout the agreement to the registration statement declared effective in 2019. If that exhibit is to be used with this offering, revise to disclose Section 4.9 of that agreement and whether it applies to claims arising under the Securities Act and the Exchange Act and the related risks to investors.

Response 24. The Registration Statement has been revised accordingly to include the exhibits requested.

Comment 25. Please file as exhibits the certificate of designation for your preferred stock and the employment agreement mentioned on page 38 and in Note 3 on page F-11, respectively. Also, tell us why you have filed the certifications of the officers as exhibits 31.1 and 31.2.

Response 25. The Registration Statement has been revised accordingly to include the exhibits requested.

General

Comment 26. Please add a risk factor describing the risks from antitakeover mechanisms you possess, such as the ability to issue preferred stock.

Response 26. The Registration Statement has been revised accordingly to add the risk factor requested.

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Comment 27. Exhibit 5.1 and the cover page indicates there is no resale component, but the filing fee table indicates you are also registering a resale offering. Please reconcile.

Response 27. The Registration Statement has been revised accordingly to delete all references to a resale offering.

Comment 28. Please revise throughout to clearly describe the steps involved in your business plan to launch your product, what you have accomplished to date and what remains to be achieved, including any material obstacles. Please also revise to discuss how you used the proceeds from the prior offering of securities registered under the Securities Act.

Response 28. Additional information has been provided throughout the registration statement in order to satisfy this comment.

Sincerely, Elite Performance Holding Corp. /s/ Joey Firestone
Joey Firestone Chief Executive Officer

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